Filed by SM Energy Company
Pursuant to Rule 425 under the Securities Act of 1933,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Civitas Resources, Inc.
Commission File No.: 001-35371
On November 3, 2025, Herbert S. Vogel, Chief Executive Officer of SM Energy Company (“SM” or “SM Energy”), and Elizabeth A. McDonald, President and Chief Operating Officer of SM Energy, provided the following communication relating to SM Energy’s pending merger with Civitas Resources, Inc. (“Civitas” or “Civitas Resources”) to SM Energy employees.
Subject Line: An Exciting Transformation in SM Energy's Journey
Good Morning Fellow SM Employees,
We are thrilled to share a transformative milestone that will not only become part of our company’s great history but is also one that is a key steppingstone in our continued journey. Today, we announced that we’ve entered into a merger agreement with Civitas Resources. This is more than just a combination of two companies; it is a remarkable opportunity to create scale and value for SM Energy, paving the way for greater innovation and growth than ever before.
As you know, our industry has experienced significant consolidation over the last several years. Creating value through scale, efficiency, and portfolio optimization is essential for long-term success. By combining our portfolios, we are transforming into a top 10 U.S. independent oil-focused producer and proactively shaping our future, ensuring we remain competitive in today’s industry. We expect this transaction to add significant free cash flow and create enhanced scale as we move on a path to achieve an investment grade profile and position the combined company to extend inventory life. The geographical synergies expand our footprint in the Permian Basin and, with Civitas’ DJ Basin assets, we add a new basin to our Rockies position. Among many desired outcomes, the combined company will have:
•~800,000 total net acres
•Permian anchor w/ > 250,000 net acres
•>500 mboe/d production
•1.5 BBoe proved reserves (YE24)
•The ability to take advantage of synergies and add value through our well-recognized technical expertise
All the above gives us a fantastic opportunity to make our asset portfolio even greater and enhance future value for our stockholders.
Governance for Combined Company
As disclosed in our press release and investor materials this morning, the Board of Directors of the combined company will consist of six directors appointed by SM Energy, and five directors appointed by Civitas Resources. Julio Quintana will remain as Chairman of the Board. Herb will remain as CEO, and our expected announced CEO transition to Beth remains unchanged.
What’s Next and What Does this Mean for You?
As this process unfolds in the coming months, our commitment to our employees, stakeholders, and core values remains unwavering. As we enter this next phase between today and our anticipated closing date in early 2026, both leadership teams are working to ensure as smooth and seamless a transition as possible. We are eager to keep you informed and will share regular updates/details throughout this time as they become available. In the meantime, we all should continue operating our business as usual—delivering reliable, responsible energy, while doing so with an unwavering commitment to safety.
It’s up to all of us to ensure the integration of the two companies is successful and enables us to continue our long-standing commitment to excellence, growth, and value creation. Without a doubt, we recognize this transaction will require significant effort by every employee to ensure a successful integration. And it will require us to dive in and embrace all our core competencies. We are very confident we have the right teams to execute on this endeavor successfully. We just demonstrated integration success with our new Utah assets; let’s do it again! Communication will be critical as we navigate this change, so please work with your leaders to communicate any concerns, wins, or critical information, no matter how big or small you think they may be.
We also understand that with a change of this magnitude, there are many questions you all have. Please bring those questions to the Town Hall later today, November 3rd, where we will be excited to connect, address your questions, and share more about our vision for the future together. It’s an exciting time to be at SM Energy!
Best Regards,
Herb and Beth
No Offer or Solicitation
This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of SM Energy and Civitas and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”). Each of the Company and Civitas may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that the Company or Civitas Resources, as applicable, may file with the SEC in connection with the proposed transaction. After the Registration Statement has been declared effective by the SEC, a definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of each of the Company and Civitas. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND CIVITAS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CIVITAS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing important information about the Company, Civitas Resources and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.sm-energy.com/investors. Copies of the documents filed with the SEC by Civitas will be available free of charge on Civitas’ website at https://ir.civitasresources.com/investor-relations/Overview/default.aspx. The information included on, or accessible through, the Company’s or Civitas’ website is not incorporated by reference into this communication.
Participants in the Solicitation
The Company, Civitas and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000032/sm-20250404.htm) and a Form 8-K filed by the Company on September 8, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/893538/000089353825000116/sm-20250904.htm). Information about the directors and executive officers of Civitas, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in a Form 8-K filed by Civitas on August 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925074774/

tm2522747d1_8k.htm), a Form 8-K filed by Resources on May 7, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000110465925045550/tm2514090d1_8k.htm), and Civitas’ proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1509589/000155837025005077/civi-20241231xdef14a.htm). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company and Civitas using the sources indicated above.